JAMES BAY DISTILLERS

2022 Report

Dear investors,

We routinely refer to our WeFunder investors as our critical core of investors and active supporters. Yes, there are 20 accredited investors and more who are inquiring, but we have had some brilliant ideas from investors who joined us through WeFunder.

We appreciate that our WeFunder investors have taken a risk with us. We assure you that founders are wholly involved and financially committed to the company's success. Our company remains debt-free, a novelty among craft distilleries, especially compared with several notable regional distilleries with $2-3million in debt not supported by their sales.

Because of your investment with us, we are now poised to connect on export sales, launch private label sales locally and expand to the State of Montana.

We need your help!

Sales were dramatically up (bottle sales up dramatically over 2021, e.g.), awards were exceptional (gold medals for gin, when the British gins only won silver, e.g.) - but we can use investors' continued assistance in occasional and regular buying of spirits, referrals to liquor stores, ideas for new spirits.

Several of our investors routinely provide introductions to wholesale opportunities and this is proving very helpful this year - we are about to supply a very upscale Seattle-area tourist destination, for example. This will involve also private labeling of some of our spirits for their use and sale. Wholesale transactions provide less revenue per bottle but the increased volume increases our income.

For investors local to Everett, we appreciate continued visits to taste new products under development - we love their opinions and feedback for our "tasting panel!"

For investors who are not local, we benefit from requests to supply their local liquor stores. Whether investors provide an introduction, or order a case (or cases) of a product at a favorite liquor store, this is an excellent way to get James Bay Distillers gins and whiskies into their states. From our view, every case of spirits is important. We invite investors' suggestions for new sales opportunities.

One easy way for investors to assist is to follow us on Facebook, Instagram and Twitter and to routinely "like" and to share our posts and updates whether new products, cocktails or events. If you add a comment, that's even better, and we'll respond very quickly.

We'd also like investors to visit our Google page (comes up as a link when you search for James Bay Distillers on Google) and add a comment or review for products you have tried or a visit you've had.

Sincerely,

Sharon Leigh Troth
Vice President

Ernest Troth
President

Our Mission

We hope to reach 50,000 cases of production, and plan for acquisition by a major spirits firm to allow an early exit for investors at an expected 10x return. Industry averages for acquisition of craft spirits firms show an 8.7x multiple of final year revenue. Our Year 5 estimate for gross revenue is $15M, and so we anticipate to sell at our about $90M. We are influenced by venture cap experts and plan for a single raise with no dilution of investor shares. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Sold spirits to five states; hosted or attended nearly a dozen events with local Chambers of Commerce; bottle sales were up 170%
- Received offers to buy multiple cases of all our spirits from Montana ABC liquor system and a new national retailer
- Released new spirits with gold-, double-gold awards; our scotch whisky earned the same awards as 18 year Johnnie Walker!

The Bad

- Local customers still wary after COVID
- We completed a contract for private label gin (earned a profit, gold medal) but customer failed to obtain a permit for delivery.
- Wash State Ag Dept introduced us to many Asian buyers who loved our products, but they are slow to act on promised purchases

2022 At a Glance

January 1 to December 31

$171,241 +35%
Revenue

-$54,054
Net Loss

$0
Short Term Debt

$55,000
Raised in 2022

$9,300
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We distill and produce world-class gold-medal award-winning whiskies, gins and vodkas.

We love whisky and gin! Whiskies and gins have such a wide range of flavors, we can use both our educated intuition and data-driven market research to create products. Industry CAGR is expected to grow 8-34%/year through late 2020s, displacing large producers and making a larger overall market. There is strong potential for our brands to grow.

We produce super-premium whiskies and gins, all with gold-, silver- and other awards. All are sipping spirits, perfect neat or over ice - not requiring a mixer. We are expanding wholesale accounts, online sales and export opportunities in 7 countries. We are the only craft distillery to also operate a US-based free-trade zone to benefit from both US and Canadian spirits regulations. We are also the only craft distillery with UK permits to import, blend and bottle our own Scotch releases.

We hope to reach 50,000 cases of production, and plan for acquisition by a major spirits firm to allow an early exit for investors at an expected 10x return. Industry averages for acquisition of craft spirits firms show an 8.7x multiple of final year revenue. Our Year 5 estimate for gross revenue is $15M, and so we anticipate to sell at our about $90M. We are influenced by venture cap experts and plan for a single raise with no dilution of investor shares. These projections cannot be guaranteed.

Milestones

James Bay Distillers, Ltd. was incorporated in the State of Virginia in February 2014.

Since then, we have:

- Our Galloping Goose Canadian whisky is a popular double-gold and 6x gold-medal award winner and was Canadian Whisky of the Year in 2020 at the Asia International Spirits Competition.

- Our sales are increasing and year-on-year growth is above industry averages.

- We have raised $879,005 with 19 accredited and sophisticated investors under SEC's Reg D 506(b).

- Our gold-medal Summer Gin No. 5 rates higher than national brands from Chicago, Virginia and the UK and is rated "1 of the top 12 gins in the USA.

- Our gins and vodkas are and have been promoted for export in the UK, Canada, South Africa & 4 Asian countries by USDA, the Washington State Agricultural Department, the Western US Agricultural Trade Association & others

- Our strong team includes top level bankers, advisers and industry experts, both in the US and abroad

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $171,241 compared to the year ended December 31, 2021, when the Company had revenues of $127,090. Our gross margin was 79.4% in fiscal year 2022, compared to 74.4% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $108,000, including $9,300 in cash. As of December 31, 2021, the Company had $126,054 in total assets, including $29,442 in cash.

- *Net Loss*. The Company has had net losses of $54,054 and net losses of $46,437 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the Company has been financed with $879,005 in equity. There are no loans financing the Company.

After the conclusion of our initial WeFunder Reg CF Offering, our projected runway was 12 months before we need to raise further capital.

In any future raise, we plan to use the proceeds as set forth in this Form C under "Use of Funds". We do not have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital after 12 months from the initial WeFunder raise.. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

James Bay Distillers, Ltd. cash in hand is $9,300, as of December 2022. Over the last three months, revenues have averaged $23,427/month, cost of goods sold has averaged $64/month, and operational expenses have averaged $23,146/month, for an average net margin of $217 per month. While Q4 is typically the best quarter, our intent is to be profitable by the close of 2023.

Financials for the period above labeled "past 3 months" reflect October-December 2022. Discussion below focuses on the period after December 2022.

Material changes since 2022 include some minor local closures which remain an issue for restaurant

and liquor store sales post-COVID, as well as the post holiday typical slow down in Q1 of each year. The "Dry January" effect also contributes to a slower start to each year.

To counter these aspects of the market, we continue to use online sales, expanding wholesale on- and off-premise sales and actively seeking exports. We now have a new national level online retailer which has requested each of our products for their online store. We also have a new control-state customer (Montana) which has requested multiple cases of all of our spirits. These sales will occur in April or May, pending NABCA (National Alcohol Beverage Control Association) and Montana State issuance of the mandatory SKUs for use in their system.

We are actively promoting sales to name brand local destinations and restaurants from Mukilteo to Issaquah. We host weekly events at the distillery which draw an increasing social media and on-site response with new guests and customers. Our social media posts generate a 10x to 20x return on advertising spend.

Several export promotion events have occurred in Taiwan, one of which was a 4-city tour in March 2023 held by a Taiwan firm engaged by our local state agricultural department. The other Taiwan event is an upcoming (April 2023) in-person visit to Taipei by our company president, also sponsored by the agricultural department.

Our newest gin: Seattle Dry Gin was released in late February and by late March had earned a 94-point double-gold medal at a competition in San Diego. We are waiting for a late April update from the NYC-based "Fifty Best' competition, to which all of our gins were invited. We anticipate more gold medals from this NYC event because some of our gins previously earned gold medals at a similar competition in 2020. "The above includes forward looking statements which can not be guaranteed."

We expect to achieve more than double the 2022 sales volume due to export sales to Taiwan, sales to Montana and by adding new off-premise and on-premise sales in the Everett and Seattle areas.

Our Q4 sales period is profitable as customers shop for the holidays in the October, November and December. The Q1 sales period is the slowest of the year, and we rely upon retained earnings to maintain operations in that period. We currently have 3 separate private-label contracts at one stage or another (two gins are in production, one whiskey is in negotiation). A fourth private label contract is at the discussion stage with a local premium resort destination for their summer menu and sales outlets. When all private label projects are in operation we expect each month to show positive net cash flow.

The company has access to additional funds from co-founders which can be directed to the company when required.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -32% **Gross Margin: 79%** **Return on Assets: -50%** **Earnings per Share: -$1.02** **Revenue per Employee: $85,621** **Cash to Assets: 9%** **Revenue to Receivables: 2,010%** **Debt Ratio: 0%**

James_Bay_Distillers_Wefunder_Annual_Report_for_FY_2021.pdf | JAMES_BAY_DISTILLERS_2022_annual_report_for_WeFunder_at_April_2023.pdf | james_bay_distillers_management_report_for_wefunder_financials_2019.pdf | james_bay_distillers_management_report_for_wefunder_financials_2018.pdf

We ❤ Our 55 Investors

Thank You For Believing In Us

George Ptasinski	Victor Himbaugh	Chris McCauley	Richard M Sanray	Norman Lim	Jeffrey Metzger	Matt Fisher
Thomas Stanley Wynne	Thomas Wynne	Sam Lawson	Gregory J Dowd	Tyler Gilmore	Christopher Vestin	Nathan Stucky
Michael Epperly	Christian Ward	Evans Richards	Vicki Hartley	Jeffery Brawner	Gary Simmons	A.M. Smith
Preston Zoller	Eddie Cepeda	Terrence Brown	Shelby McCallister	Gina Anastasio	Romano Zampierollo	Charles E James Jr
Troy Dreesmar	Joel P AXENROTH	Mark Olson	Glen Szymanski	William Conklin	Corey Kibling	Michelle Lamb
Alisoun F Lamb	Robert Kahn	Kevin Chambers	Rolanda Chambers	Mary Woodworth	Aaron Aab	Douglas D. Van Dyke
Carolyn Everhart	Hirofumi Jinno	Jeff Trimboli	Michael Zittrauer	Scott Richardson	Matthew & Robin Timoszyk	Sarah Jean Craig
Conner Richardson	DOTTY HUDSON	Vallarie Quam	Owen Troth	John Hartley	Paul Kolw	

Thank You!

From the James Bay Distillers Team



Ernest Troth
President



Leigh Troth
Vice President

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ernest M Troth	President @ James Bay Distillers, Ltd.	2014
Sharon Leigh Troth	Vice President @ James Bay Distillers Ltd	2014

Officers

OFFICER	TITLE	JOINED
Ernest M Troth	President	2014
Sharon Leigh Troth	Vice President	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ernest M Troth	17,875 Common	34.3%
Sharon Leigh Troth	17,875 Common	34.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2020	$747,000	Common Stock	Regulation D, Rule 506(b)
05/2021	$77,005		4(a)(6)
12/2021	$22,000	Common Stock	Regulation D, Rule 506(b)
12/2022	$33,000	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	65,000	53,068	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	none
Options:	none

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional risks are listed in our Subscription Agreement and all investors must read, sign and agree to these terms. It is possible we have overlooked a key risk or the company may be subject to changes in laws, taxation, zoning

The current pandemic may continue longer than anticipated, government-imposed restrictions on activities may continue resulting in a slower path to market or no path to sustained operations if government regulations limit our ability to sell products.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

As in all startup ventures, there is no guarantee of success and all invested funds could be lost. Shares are not publicly traded and you may not be able to exit when you choose.

The US economy may stall and consumers may not continue to purchase whiskies and gins. Preferences may change to low % alcohol drinks, non-alcoholic drinks or simply to avoid high-end premium spirits.

We are located at an airport in a building intended for startup companies. The airport management is a government entity and may change their priorities to allow only aviation related companies. We have no information this may occur but a move would create additional cost.

Key founders are in good health and we anticipate no change in that status. However, the loss of one or both key founders may result in early closure of the company at a loss.

Export sales are a key part of our plan. We do not control foreign exchange rates, and world preference for US products may change, decline or cease.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been

determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

James Bay Distillers, Ltd.

- Virginia Corporation
- Organized February 2014
- 2 employees

3101 111th St SW Ste B
Everett WA 98204

http://www.JamesBayDistillers.com

Business Description

Refer to the James Bay Distillers profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

James Bay Distillers is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.